Exhibit 99.55
News Release
THERATECHNOLOGIES WELCOMES THE ARRIVAL OF ITS
NEW PRESIDENT AND CEO
Montréal, Canada — December 1, 2010 —Theratechnologies (TSX: TH) announced today that Mr. John-Michel T. Huss has assumed his responsibilities as the new President and Chief Executive Officer of Theratechnologies.
“This will be a stimulating change for me and I am very much looking forward to working with the Theratechnologies’ team and using my experience to advance the Company towards becoming a sustainable biotechnology company,” commented Mr. Huss, President and Chief Executive Officer of Theratechnologies. “My goal in the coming weeks will be to get to know the team and review the business plan, with the intention of meeting the investment community early next year,” he concluded.
“We are excited about John’s arrival and the Board is committed to supporting him during this transition period to ensure all goes smoothly,” commented Mr. Paul Pommier, Chairman of the Board of Directors of Theratechnologies. “As a proven leader with considerable experience in marketing, commercialization and business development, John has an impressive track record of producing results,” continued Mr. Pommier. “We’re confident that John, together with his extensive business development experience and our strong management team, will be able to maximize Theratechnologies’ revenues, and in so doing, take the Company to the next level which should benefit all of our stakeholders,” concluded Mr. Pommier.
Previously, Mr. Huss was Chief of Staff, Office of the CEO, of sanofi-aventis in Paris. Mr. Huss has over 20 years experience in the pharmaceutical industry in various international positions and was responsible for various disease areas including diabetes and metabolism. Mr. Huss began his career in 1990, at Merck & Co., Inc., primarily in sales and marketing in the U.S., Germany and Switzerland. In 1996, he was offered a position with F. Hoffman-La Roche as an International Product Manager at their Basel headquarters in Switzerland. In 1999, he joined Sanofi-Synthelabo GmbH, as Business Unit Director and held various positions of increasing responsibility in marketing and sales. He became General Manager in Switzerland in 2007. During his tenure at sanofi-aventis (Sanofi-Synthelabo merged with Aventis in 2004), he held positions in Germany, Canada, Switzerland and France. Mr. Huss completed his first university degree in Applied Linguistics in Germany and then received a MBA in the U.S., specializing in International Business.
Conference Call and Webcast
The Company will hold a conference call and webcast on Wednesday, December 1 at 10:30 a.m. to discuss Mr. Huss’ arrival at Theratechnologies. To participate, please dial: 1-416-981-9000 or 1-800-785-6380 (toll free). Please dial-in five minutes prior to the teleconference in order to ensure your participation. The webcast will be available on the Company’s website at http://www.theratech.com or at http://www.gowebcasting.com/2139. A replay of the conference call will be available from 12:30 p.m. today, December 1, 2010, until December 16, 2010 at 11:59 p.m. at the following number: 1-416-626-4100, pass code 21493110# or 1-800-558-5253, pass code 21493110#. The webcast will be posted for 15 days at the links indicated above.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced product, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the first and
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

only treatment indicated to reduce excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the U.S. by EMD Serono under the brand name EGRIFTA®.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions made include, among others, that regulatory agencies in countries outside of the United States will also approve EGRIFTA®, and that the Company will be successful in commercializing EGRIFTA®. These risks and uncertainties include, but are not limited to: the risk that EGRIFTA® is not approved by regulatory agencies outside of the United States, or the risk that the commercialization efforts for EGRIFTA® do not result in the expected growth of the Company.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com

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